

July 24, 2013

Via E-mail

Thomas A. Kingsbury

President and Chief Executive Officer

Burlington Holdings, Inc.

1830 Route 130 North

Burlington, New Jersey 08016

> **Re:** **Burlington Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 27, 2013**
> **File No. 333-189632**

Dear Mr. Kingsbury:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise the registration statement to include all information required by Form S-1 and complete all blanks in the registration statement, subject to applicable exemptions. Please also confirm to us your understanding that we will require sufficient time to review such information before declaring the registration statement effective.

2. If your amended and restated charter and amended and restated by-laws will not become effective until after the registration statement's effectiveness, then please file a copy of your charter and by-laws that are in effect, and any amendments thereto, at the registration statement's effectiveness. See Item 601(b)(3) of Regulation S-K.

Prospectus Cover Page

3. We note that you have listed your joint book-running managers on the cover page. Please revise to identify only the lead or managing underwriters. Refer to Item 501(b)(8)(i) of Regulation S-K. You may present other roles on the back cover page.

Market, Ranking and Other Industry Data, page ii

4. In the first paragraph, second to last sentence of the paragraph, you state that you "have not independently verified and we cannot assure the accuracy or completeness of this information." And in the last sentence you state, "you should be aware that the market and industry data and the market share estimates set forth in this prospectus, and beliefs and estimates based thereon, may not be reliable." Under the federal securities laws, you are responsible for all information contained within your registration statement and should not include language that suggests otherwise. Please delete these statements.

Prospectus Summary, page 1

5. If you choose to highlight your strengths in the summary, please balance that disclosure with a brief discussion of the principal challenges or weakness and the risks and limitations facing you. In this regard, we note your bullet point discussion of Risk Factors on page 7. Please revise this discussion to include risk factors regarding your significant amount of debt, the substantial dilution that investors will experience, the fact that you will be a controlled company after the offering, and the fact that Bain will continue to control you after the offering.

6. Please provide a chart depicting your organizational and ownership structure following the offering.

Large and Growth Off-Price Channel, page 1

7. We note your reference to data provided by The NPD Group. Please provide us copies of the report or article relied upon, appropriately marked to highlight the sections relied upon. Please tell us whether you commissioned this report, or whether it is generally available. Also, please provide us with your calculation and documentation in support of the following statements:

    *   "from May 31, 2008 to February 2, 2013 our comparable store inventory turnover increased by 52% and our inventory aged 90 days or older decreased by 43%." Page 3.

    *   the Fiscal 2012 comparable store sales growth for women's ready-to-wear apparel (excluding coats), our single largest product category, was approximately 7.8%. Page 4.

- a 15% reduction in store associate turnover from 2008 through 2012 and approximately a 350 basis point reduction in store payroll as a percentage of sales over the same time period. Page 4.

- Our improved customer experience, in conjunction with more consistent in-store execution, enabled us to achieve 71% overall customer satisfaction in 2012, a 20-point improvement since we began tracking this metric in 2008. Page 4.

Our Corporate Information, page 7

8. We note your reference here and elsewhere in your prospectus to "the acquisition on April 13, 2006 by affiliates of Bain Capital Partners, LLC." Please revise to clarify, if true, that you are referring to the acquisition by affiliates of Bain Capital of Holdings (which was the parent company of the Burlington entities at the time) and all of its subsidiaries.

The Reclassification, page 33

9. We note your disclosure that immediately prior to this offering you will convert each outstanding share of Class L common stock into Class A common stock and effect a split of your Class A common stock. Please tell us whether you intend to make any changes to your financial statements prior to effectiveness to reflect these transactions.

Use of Proceeds, page 34

10. Please revise to include the approximate amounts to be used to pay the redemption premiums and the transaction fee to Bain Capital.

Selected Historical Consolidated Financial and Other Data, page 40

11. We note from your annual and interim statements of cash flows and footnote disclosures that you declared a special dividend during fiscal 2011 and the interim period ended May 4, 2013. Please disclose these and any other dividends in your selected financial data. Refer to Item 301 of Regulation S-K.

12. We note that you intend to present pro forma statement of operations data on page 41. Please disclose a summary of all transactions assumed in your pro forma financial information and ensure that all information is calculated and presented in accordance with Article 11 of Regulation S-X. Please also provide a narrative in sufficient detail that describes the effects of the transactions on your pro forma financial information.

13. We note your presentation of comparable store sales (decline) growth and your disclosure that comparable store sales include online sales. Please tell us the impact of online sales on your comparable store sales and separately quantify the impact of online sales on your comparable store sales percentages, if material.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

Key Performance Measures, page 48

14. We note that the measure you have presented as EBITDA appears to exclude items, such as loss on debt extinguishment and impairment that are not contemplated in Exchange Act Release No. 47226. Please rename this measure Adjusted EBITDA or another appropriate name. Refer to Question 103.01 of our Compliance & Disclosure Interpretation related to non-GAAP financial measures.

Debt, page 68

15. We note your disclosure in the last paragraph on page 69 that "Covenant EBITDA" is a non-GAAP financial measure of your liquidity. We further note on page 70 that you have reconciled this measure to net income and describe it as "a useful supplemental measure in evaluating the performance of our business." Please tell us why you do not reconcile this measure to both net income and cash flows from operations.

Critical Accounting Policies and Estimates, page 73

Common Stock Valuation and Stock-Based Compensation, page 76

16. For equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the filing please disclose the following:

- For each grant date, the number of equity instruments granted, the exercise price and other key terms of the award, the fair value of the common stock at the date of grant, and the intrinsic value, if any, for the equity instruments granted.

- A narrative discussing each significant factor contributing to the change in fair value as of the date of each grant through the estimated IPO price. These disclosures would generally include a description of significant intervening events and reasons for changes in assumptions, as well as the weighting of expected outcomes and selection of valuation techniques employed. Disclosures may also be necessary for discounts caused by lack of marketability.

- Please continue to provide us with updates for all equity related transactions subsequent to this request through the effective date of the registration statement.

Executive Compensation, page 98

17. We note your reference to compensation surveys, the Compensation Committee's consideration in setting compensation of "competitive market compensation paid by other companies for similar positions," your intent to balance the elements of compensation in

a way "that is competitive with our industry peers," and in determining the amounts of each executive officer's option award the "total target compensation packages deemed appropriate for their position." It appears that you are engaging in benchmarking in setting executive compensation. If so, please identify the benchmark and its components, pursuant to Item 402(b)(2)(xiv). See Item 402(b)(1)(v) of Regulation S-K.

Principal Stockholders, page 119

18. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Affiliates of Bain Capital, LLC. Refer to Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Certain Relationships and Related Party Transactions, page 121

Stockholders Agreement, page 121

19. Please revise your disclosure to identify the "investors and managers." In addition, please describe the manner in which the Stockholders Agreement "establishes the composition of [y]our Board of Directors."

Advisory Agreement, page 121

20. We note that you pay Bain Capital a fee of $1 million per fiscal quarter, plus out-of-pocket fees and a 1% transaction fee. Please revise and state the total dollar amounts paid to Bain Capital since the beginning of your last fiscal year and for the two fiscal years preceding your last fiscal year under the Advisory Agreement. Please refer to Item 404 of Regulation S-K.

Merchandise Purchases, page 122

21. Please revise to state the approximate dollar value of the amount(s) involved in the transaction(s) and the approximate dollar value of the amount(s) of the related person's interest in the transaction(s) for the relevant time periods. Please refer to Item 404(a)(3) and (4).

Transactions with Portfolio Companies, page 122

22. Please revise to state the approximate dollar value of the amount(s) involved in the transaction(s) and the approximate dollar value of the amount(s) of the related person's interest in the transaction(s) for the relevant time periods. Please refer to Item 404(a)(3) and (4).

Description of Capital Stock, page 127

23. We note your disclosure regarding the exclusive jurisdiction provision to be contained in your restated charter. Please tell us what consideration you gave to elaborating (in this section or elsewhere in the prospectus such as the Risk Factors section) on the effects of such a provision on your stockholders, including how and why "the provision may have the effect of discouraging lawsuits against [y]our directors and officers."

Consolidated Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

24. Please state separately any items included within "Other Current Liabilities" in excess of 5% of total current liabilities or provide a detail of what composes this line item in the footnotes. Refer to Rule 5-02.20 of Regulation S-X.

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-4

25. We note that all Class L common shares will convert into Class A common shares immediately prior to the offering. If the conversion will result in a material reduction of your earnings per share (excluding the effects of the offering), please present within your filing pro forma EPS for the latest year and interim period giving effect to the conversion but not the offering.

Note 9. Long-Term Debt, page F-21

26. We note your disclosures on pages F-21, F-41, and F-48 that you have entered into three amendments to your Term Loan Facility and that the first and third amendments reduced interest rates while retaining the same maturity dates. We also note that the first amendment resulted in a partial debt extinguishment for lenders that did not opt to convert their loans. Please explain how you determined the first and third amendments, if true, did not qualify for extinguishment accounting under ASC 470-50-40. In doing so, provide us with your calculations demonstrating that the present values of the cash flows under the new debt instruments were not at least 10% different from the present value of the remaining cash flows under the terms of the original instrument. Also tell us your accounting policy for fees paid to creditors and third parties under your debt amendments.

Note 10. Class A and Class L Common Stock and Income (Loss) Per Share, page F-24

27. Please address the following comments related to your Class L common stock:

- You disclose on page F-25 that the Class L shares are reflected as a liability. Citing authoritative GAAP guidance, please tell us in sufficient detail how you determined the Class L shares qualify for liability classification.

- We note that the $316.8 million fair value of the Class L shares as of February 2, 2013 was significantly less than the $1.029 billion carrying value. We also note that you reflect accretion of the Class L preferred return within equity. Since you indicate that the Class L shares are classified as a liability, please tell us why they are not carried at fair value with changes in fair value recognized in earnings and why the preferred return is not reflected within earnings.

- Tell us in greater detail, such as through an illustrative example, how you compute accretion on the Class L shares.

Net Income (Loss) Per Share, page F-25

28. Please explain to us your disclosure that the "Class L preference amount attributable to common stock equivalents increases the loss in calculating Class A diluted loss per share." Consider clarifying your disclosures for investors. Please also demonstrate how your common stock equivalents have an antidilutive impact for Class L diluted EPS purposes.

Note 11. Stock Option and Award Plans and Stock-Based Compensation, page F-27

29. We note that you approved a reduction of the exercise prices of each outstanding option during April 2011 and that the modification did not result in a stock compensation charge. Please tell us why no modification charges were necessary for the significant exercise price reductions. In doing so, please clarify why it appears you calculated the fair value of awards before and after the February 2011 debt refinancings and related $300 million dividend as opposed to immediately before and after the actual modification on the modification date.

30. Although you disclose on page F-30 that beginning in fiscal 2011 you estimate the fair value of stock option grants using the Monte Carlo Simulation option pricing model, you disclose on page F-60 that you used the Black-Scholes option pricing model for grants during the quarter ended April 28, 2012. Please address this apparent inconsistency.

Schedule II, page II-7

31. Please explain why it appears activity in your sales return reserve is presented on a gross basis for fiscal years 2010 and 2011 but only on a net basis for fiscal 2012.

Item 17. Undertakings, page II-8

32. Please revise to include the undertakings required by Item 512(a)(5)(ii) and (a)(6) of Regulation S-K.

Exhibits

33. Please file all required exhibits, such as the underwriting agreement and the legal opinion, in a timely manner so that we may have time to review them before you request that your registration statement become effective.

34. Please file as an exhibit the 2013 Incentive Plan, which you "intend to adopt…prior to and in connection with this offering."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Lilyanna Peyser, Special Counsel, at (202) 551-3222 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director